                                                                EXHIBIT D-2.2




                       ARKANSAS PUBLIC SERVICE COMMISSION



IN THE MATTER OF THE JOINT APPLICATION OF    )
AMERICAN ELECTRIC POWER COMPANY, INC.,       )
SOUTHWESTERN ELECTRIC POWER COMPANY,         )
AND CENTRAL AND SOUTH WEST                   )    DOCKET NO. 98-172-U
CORPORATION FOR APPROVAL OF MERGER           )    ORDER NO. 5



                                     ORDER

     On June 12, 1998, American Electric Power Company, Inc. ("AEP"), Southwestern Electric Power Company ("SWEPCO"), and Central and South West Corporation ("CSW") (collectively referred to as "Applicants") filed in the above-styled Docket the Joint Application of American Electric Power Company, Inc., Southwestern Electric Power Company, and Central and South West Corporation Regarding Proposed Merger ("Application") pursuant to Ark. Code Ann. Sections 23-3-101 and 23-3-301 et seq. and Rule 4.01 et seq. and Rule 8.01 et seq. of the Arkansas Public Service Commission Rules of Practice and Procedure (the "Rule(s)").

     AEP is a New York corporation with its principal executive offices located in Columbus, Ohio. AEP is a public utility holding company registered under the Public Utility Holding Company Act of 1935 ("PUHCA"), 15 U.S.C. Section 79 et seq. (1997), with utility operating subsidiaries engaged primarily in the generation, transmission, distribution, and sale of electric energy to customers in seven states and the United Kingdom.

     AEP owns all of the outstanding shares of common stock of seven domestic electric utility operating subsidiaries: Appalachian Power Company, Columbus Southern Power Company, Indiana

                                                             DOCKET NO. 98-172-U
                                                             PAGE 2


Michigan Power Company, Kentucky Power Company, Kingsport Power Company, Ohio Power Company and Wheeling Power Company. Substantially all of the operating revenues of AEP and its subsidiaries are derived from the provision of electric service.

     The service area of AEP's domestic subsidiaries covers portions of the states of Kentucky, Michigan, Ohio, Tennessee, Virginia and West Virginia. The generating and transmission facilities of AEP's domestic subsidiaries are physically interconnected, and their operations are coordinated as a single integrated electric utility system. Transmission networks are interconnected with distribution facilities in the states served by AEP's domestic subsidiaries.

     CSW is a Delaware corporation with its principal executive offices located in Dallas, Texas. CSW is a public utility holding company registered under PUHCA with utility operating subsidiaries engaged primarily in the generation, transmission, distribution, and sale of electric energy to customers in four states and the United Kingdom.

     CSW owns all of the outstanding shares of common stock of four domestic electric utility operating subsidiaries: Central Power and Light Company, Public Service Company of Oklahoma, West Texas Utilities Company, and SWEPCO. Substantially all of the operating revenues of CSW and its subsidiaries are derived from the provision of electric service.

     The service area of CSW's domestic subsidiaries covers portions of the states of Louisiana, Texas, Oklahoma and Arkansas. The generating and transmission facilities of CSW's domestic subsidiaries are physically interconnected, and their operations are coordinated as a single integrated electric utility system. Transmission networks are interconnected with distribution facilities in the states served by CSW's domestic subsidiaries.

                                                             DOCKET NO. 98-172-U
                                                             PAGE 3


     SWEPCO is a Delaware corporation with headquarters in Shreveport, Louisiana. SWEPCO, a public utility certified by the Arkansas Public Service Commission to operate in Arkansas, operates in a territory covering western Arkansas, northwestern Louisiana and northeastern Texas. SWEPCO provides service to approximately 96,000 customers in Arkansas.

     The Applicants propose a merger in which the CSW operating companies and subsidiaries, including SWEPCO, will become operating companies and subsidiaries of AEP. AEP effectively will be the surviving corporation and will continue to be headquartered in Columbus, Ohio. Immediately following the merger the AEP Board of Directors will consist of 15 members and will be reconstituted to include the current Chairman of CSW and four additional outside directors of CSW to the nominated by AEP.

     Applicants' testimony states that AEP has no plans to liquidate, sell, merge, or consolidate SWEPCO or to materially change SWEPCO's investment policy, business or corporate structure, or management. Further, Applicants acknowledge and agree that SWEPCO will continue to operate as an Arkansas jurisdictional public electric utility subject to regulation by the Arkansas Public Service Commission after consummation of the proposed merger. Applicants have also committed to ensuring the safety, reliability, and quality of service to their Arkansas customers. Applicants state that SWEPCO and AEP operating companies consistently rank among the lowest cost providers of electric service in the nation, while at the same time maintaining a consistent history of reliability and high quality of service. The Applicants have committed to maintain and strive to exceed this level of reliable electric service following the proposed transaction. Applicants further affirmatively state that the financial stability of SWEPCO will not be jeopardized by the

                                                             DOCKET NO. 98-172-U
                                                             PAGE 4


merger and the interests of SWEPCO's customers will not be prejudiced.

     Simultaneous with the filing of its Application, Applicants filed the supporting Direct Testimony of twelve witnesses: Mark D. Roberson, Thomas V. Shockley, III, William H. Hieronymus, Karen C. Martin, J. Craig Baker, Mark A. Bailey, Richard E. Munczinski, Thomas J. Flaherty, Thomas E. Mitchell, Armando
A. Pena, R. Russell Davis and Dr. E. Linn Draper, Jr.

     Order No. 1, issued June 12, 1998, established July 8, 1998, as the filing date for Initial Direct Testimony by the General Staff of the Arkansas Public Service Commission ("Staff") and Intervenors. Order No. 1 also scheduled a public hearing to begin on July 13, 1998, for purposes of considering Applicant's merger proposal.

     Order No. 3, issued July 1, 1998, granted the Petition To Intervene of Entergy Arkansas, Inc. ("EAI"); however, EAI subsequently filed no testimony. Although Intervenor status was not sought by any other entity, Arkansas Electric Cooperative Corporation ("AECC") filed a Limited Appearance Statement on July 2, 1998, pursuant to Rule 3.04(c)(1). AECC's Limited Appearance Statement was sponsored by Mr. Ricky Bittle who, pursuant to Rule 3.04(c)(1) appeared for cross-examination purposes during the July 13, 1998, public hearing. Prior to his cross-examination Mr. Bittle also introduced into the record supplementary oral Limited Appearance testimony.

     Also on July 1, 1998, Order No. 4 granted the June 26, 1998, Joint Motion To Defer Consideration Of The Regulatory Plan And To Establish A Procedural Schedule filed by Applicants and Staff. Accordingly, Applicants' proposed regulatory plan ("PRP") was bifurcated from all other issues associated with the proposed merger. Order No. 4 established a separate testimony filing schedule for the PRP and set Applicant's PRP for public hearing on November 10, 1998.

                                                             DOCKET NO. 98-172-U
                                                             PAGE 5

     On July 7, 1998, Applicants filed a Proof of Publication of Notice verifying that Applicants published an appropriate Notice of its Application and the scheduled public hearing in the Arkansas Democrat-Gazette newspaper on June 18 and June 21, 1998, as directed by Order No. 1.

     On July 8, 1998, Staff filed the Prepared Testimony of Staff Financial Analyst Mark Witkowski in response to the previously filed Direct Testimony of Applicants' witnesses. Mr. Witkowski testified that the proposed merger would be consistent with the public interest and should be approved if approval was expressly conditioned upon 8 separate conditions set forth at page 21 of his Prepared Testimony. In addition Mr. Witkowski recommended that an order of approval should reserve for further consideration any determination of market power in a competitive retail electric market.

     On July 10, 1998, a Stipulation And Agreement ("Stipulation") entered into by Applicants and Staff was filed for consideration by the Commission. (A copy of said Stipulation is attached hereto as Appendix 1.) Staff and Applicants jointly requested that the Commission issue an order approving the proposed merger subject to the express conditions set forth in the Stipulation; subject to the findings and orders regarding the PRP and related issues emanating from the November 10, 1998, public hearing; and further subject to the merger qualifying as a pooling of interest transaction under generally accepted accounting principles and applicable Securities and Exchange Commission ("SEC") regulations, and qualifying as a tax free corporate reorganization under Internal Revenue Code 368.

     As scheduled by Order No. 1, a public hearing to consider Applicants' proposed merger (excluding the PRP issues) was conducted by the Commission on July 13, 1998. Although invited,

                                                             DOCKET NO. 98-172-U
                                                             PAGE 6

no public comments were offered during the public hearing. In addition to the formal presentation of the pre-filed testimony of Staff and Applicants and the Limited Appearance testimony of Mr. Ricky Bittle on behalf of AECC, the Commission also heard oral testimony from Staff and Applicants in support of the Stipulation.

     Ark. Code Ann. Section 23-3-310 states that "[t]he Commission shall approve any merger ... unless ... it finds that one (1) or more of the following conditions will exist if the merger ... is consummated, in which event it shall disapprove the merger ...." Following this language, Section 23-3-310 lists the following five conditions to be considered by the Commission:

          (1) The acquisition of control would adversely affect the contractual obligations of the domestic public utility or of any person controlling the domestic public utility or the ability or commitment to continue to render the same level of service to its customers that the domestic public utility is currently rendering;
          (2) The effect of the merger or other acquisition of control would be substantially to lessen competition in the furnishing of public utility service in this state;
          (3) The financial condition of any acquiring party is such as might jeopardize the financial stability of the domestic public utility or any person controlling the domestic public utility or would otherwise prejudice the interest of the domestic public utility's customers;

          (4) The plans or proposals which an acquiring party has to liquidate the public utility or any such controlling person, to sell its assets or a substantial part thereof, or to consolidate or merge it with any person, or to make any other material change in its investment policy, business or corporate structure, or management would be detrimental to the customers of the domestic public utility and not in the public interest; or

          (5) The competence, experience, and integrity of those persons who would control the operation of the domestic public utility are such that it would not be in the interest of its customers and the public to permit the merger or other acquisition of control.

     Based upon the pre-filed testimonies and exhibits, including the Limited Appearance Statement of AECC, which have been formally introduced into the record of this proceeding, and

                                                             DOCKET NO. 98-172-U
                                                             PAGE 7

the information set forth in the Application, as well as the supplementary oral testimony presented during the public hearing on behalf of Applicants, Staff and AECC, the Commission finds no persuasive evidence that any of the above-listed five conditions will exist if the merger is consummated subject to the express conditions set forth hereinafter.

     Further, based upon said evidence, the Commission finds no persuasive evidence that the proposed merger would adversely affect SWEPCO's Arkansas customers or the overall public interest if consummated subject to the express conditions set forth hereinafter. Accordingly, the Commission finds, subject to Applicants' compliance with the following conditions, that the proposed merger is in the public interest and should be approved.

     Approval of the proposed merger is expressly conditioned upon Applicants' compliance with the following conditions:

     1. The Commission's approval of the merger is expressly conditioned upon Applicants' full compliance with the terms and conditions of the July 10, 1998, Stipulation And Agreement attached hereto as Appendix 1.

     2. In its application for merger approval at the Federal Energy Regulatory Commission ("FERC"), Applicants agreed to a waiver of any arguments that it may have before the FERC under Ohio Power Co. v. FERC, 954 F.2d 779 (D.C. Cir.
1992), cert. denied, 498 U.S. 73 (1992). The Court in Ohio Power reversed the FERC's use in wholesale ratemaking of market prices for affiliate coal purchases rather than the at-cost prices established by the SEC under PUHCA. One basis for the Court's ruling was its finding that the Congress has assigned to the SEC, through PUHCA, sole authority over non-power affiliate transactions. Id. at 786. According to Applicants' FERC witness

                                                             DOCKET NO. 98-172-U
                                                                          PAGE 8



Mr. Richard E. Munczinski, Ohio Power stands for the proposition that "in wholesale ratemaking the [FERC] must treat the costs and revenues resulting from those SEC regulated transactions as reasonable." Exh. AC-300 at 12, FERC Docket No. EC98-40-000. Although the Court's holding in Ohio Power was directed to the FERC's treatment of non-power affiliate costs, its language could be used to argue that a state commission's ratemaking treatment of those costs is similarly preempted.

     The issue of a similar Ohio Power waiver for this Commission has not been directly addressed in this docket. However, Paragraph 7 of the Stipulation reflects the Applicants' agreement that, "upon the issuance of any final and non-appealable order from the FERC...providing any benefits to ratepayers of any jurisdiction or imposing any conditions on Applicants that would benefit the ratepayers of any jurisdiction, such net benefits and conditions will be extended to Arkansas ratepayers..." (emphasis added) The Commission interprets that paragraph to encompass the provision of an Ohio Power waiver to this Commission, like the one offered to the FERC, because such a waiver will allow this Commission to examine the reasonableness of non-power affiliate costs to be passed to Arkansas ratepayers.(1) The Commission's approval of the merger is expressly conditioned on the Applicant's acceptance of that interpretation.

     3. The record reflects that Dr. Draper, the Chairman, President, and CEO of AEP, is at least generally aware of the provisions of a 1996 settlement agreement between CSW and this Commission regarding CSW's investments in exempt wholesale generators ("EWG's") and foreign



     (1) It is the Commission's understanding that the Ohio Power waiver does not include waiver of any arguments that AEP/CSW may have with respect to the reasonableness of SEC-approved cost allocations, as opposed to the reasonableness of the costs themselves.

                                                             DOCKET NO. 98-172-U
                                                             PAGE 9

utility companies ("FUCOs"). (T. 195) The Commission finds that the terms and conditions of that agreement will remain appropriate for the post-merger environment and thus conditions its approval of the merger on AEP's agreement to be bound by the 1996 settlement.

     4. The System Integration Agreement ("SIA") is the proposed wholesale rate schedule which would allocate power costs between the CSW and AEP systems. That agreement has been filed for approval in FERC Docket No. ER98-2770-000. On June 30, 1998, the Commission filed a protest in that proceeding. The protest noted that SIA Service Schedule A would, inter alia, allocate the fixed costs of new capacity "in proportion to the amount of new capacity required" by CSW and AEP, as determined by American Electric Power Service Corp. ("AEPSC"), the merged company's service subsidiary. The Commission pointed out that the discretion vested in AEPSC raised the possibility of inappropriate cost allocations between the systems. The Commission requested that the merged company be required to give its retail regulators notice of any intended allocation, so that the affected jurisdictions would have the timely opportunity to challenge the allocation under Section 206 of the Federal Power Act ("FPA"), 16 U.S.C.
Section 824e.

     On July 27, 1998, Applicants filed their Answer of American Electric Power Service Corporation and Central and South West Services, Inc. to Motions to Intervene ("Answer"). In that Answer, they argued to the FERC that the notice of proposed allocations requested by the Commission is unnecessary. Answer at 7-8. The Commission disagrees.

     The Commission notes that its request would require only notice of a proposed allocation, not approval by this or any other retail regulator. No disruption of the current state/federal allocation of jurisdiction over power costs is contemplated or required. As Applicants are well aware, see

                                                             DOCKET NO. 98-172-U
                                                             PAGE 10

Answer at 8, any interested party, including this Commission, may challenge allocations under the SIA pursuant to FPA Section 206. However, it is vital that Section 206 challenges be timely filed, for at least three reasons. First, the ability of this Commission to disallow any costs resulting from such an allocation is problematic, at best. See Mississippi Power & Light Co. v. Mississippi, 487 U.S. 354 (1988). Second, FPA Section 206 provides for a limited refund period, which may be exceeded by the time it takes to resolve the controversy. Third, the Commission has observed that Section 206 complaints often languish for months or years before the FERC even sets the case for hearing.

     The SIA filing and the Commission's protest await further action at the FERC. Nevertheless, the above discussion makes it clear that the Commission's call for notice of proposed allocations of capacity costs under SIA Service Schedule A is reasonable and necessary for the protection of Arkansas ratepayers. The Commission's approval of the merger is expressly conditioned on the Applicants' commitment to give this Commission notice of its proposed fixed capacity cost allocations pursuant to SIA Service Schedule A.

     5. The Commission's approval of the merger is expressly conditioned on Applicants' agreement not to terminate its membership in the Southwest Power Pool without the prior approval of this Commission, subject to Applicants' due process rights to a public hearing and an opportunity to present testimony in support of its position.

     6. The Commission's approval of the merger is further expressly subject to the findings and orders regarding Applicants' PRP and related issues emanating from the upcoming November 10, 1998, public hearing; and further subject to the merger qualifying as a pooling of interest transaction

                                                             DOCKET NO. 98-172-U
                                                             PAGE 11


under generally accepted accounting principles and applicable Securities and Exchange Commission regulations, and qualifying as a tax free corporate reorganization under Internal Revenue Code 368.

     Accordingly, subject to the foregoing conditions, the proposed merger of AEP and CSW is in the public interest and is hereby approved. Applicants' failure to file written objections to any of the foregoing conditions within ten
(10) days of the date of this order shall be deemed as an affirmative acquiescence to said conditions.

     BY ORDER OF THE COMMISSION.

     This 13th day of August, 1998.


                                        /s/ Lavenski R. Smith
                                            ------------------------------------
                                            Lavenski R. Smith, Chairman


                                        /s/ Sam L. Bratton, Jr.
                                            ------------------------------------
                                            Sam L. Bratton, Jr., Commissioner


                                        /s/ Julius D. Kearney
                                            ------------------------------------
                                            Julius D. Kearney, Commissioner


/s/ Glenna Hooks (acting)
    ------------------------------------
    Jan Sanders
    Secretary of the Commission

                                   BEFORE THE
                       ARKANSAS PUBLIC SERVICE COMMISSION

IN THE MATTER OF THE JOINT APPLICATION OF    )
AMERICAN ELECTRIC POWER COMPANY, INC.,       )
SOUTHWESTERN ELECTRIC POWER COMPANY,         )    DOCKET NO. 98-172-U
AND CENTRAL AND SOUTH WEST CORPORATION       )
FOR APPROVAL OF MERGER                       )

                           STIPULATION AND AGREEMENT

The Applicants and Staff Stipulate and agree as follows:

1. The Applicants commit and agree to honor all commitments made in the Joint Application, pre-filed testimony and exhibits.

2. The Applicants commit and agree not to seek to recover termination fees, the "Out of Pocket" and "Topping Out" fees associated with the merger as described in Sections 9.5 and 9.6 of the Agreement and Plan of Merger By and Among American Electric Power Company, Inc., Augusta Acquisition Corporation and Central and South West Corporation dated December 21, 1997 (Merger Agreement); and further commit and agree not to seek to recover the fee that may be charged by Morgan Stanley, all as shown in Exhibits MW-3, MW-4 and MW-5.

3. The Applicants commit and agree to maintain or improve the quality of service currently provided, including evaluation by the specific performance measures and standards as shown in Exhibit MW-8. Applicants further commit and agree to file information/substantiation of SWEPCO's performance for each of these measures on an annual basis by the end of May of the year following the year in question, beginning in May 1999.

4. The Applicants commit and agree to make available information and witnesses such as are necessary to provide required information with respect to matters and activities that relate to Arkansas retail rates, all as shown by Exhibits MW-9, MW-10, MW-11, MW-12 and MW-13.

5. The Applicants commit and agree that the cost of capital as reflected in SWEPCO's rates shall not be adversely affected as the result of AEP's acquisition of CSW. The Applicants also agree that subsequent to the completion of the merger, the cost of capital for SWEPCO should be set commensurate with the risk of SWEPCO and should not be affected by the merger. Applicants agree that they will not oppose, in either a regulatory proceeding or an appeal of a decision by the

       APSC, the application of the principle that the determination of the cost of capital can be based on the risk attendant to the regulated operations of SWEPCO.


6. The Applicants commit and agree that any stranded cost that SWEPCO may seek to recover will be on a stand-alone basis, as reflected in Exhibit MW-15, and limited to SWEPCO's ownership interest.


7. The Applicants commit and agree that upon issuance of any final and non-appealable order from the FERC, SEC, or any state or federal commission addressing the merger, through stipulation or otherwise, providing any benefits to ratepayers of any jurisdiction or imposing any conditions on Applicants that would benefit the ratepayers of any jurisdiction, such net benefits and conditions will be extended to Arkansas ratepayers to the extent necessary to achieve equivalent net benefits and conditions to the Arkansas ratepayers, provided the proposed merger is ultimately consummated.


8. The Applicants commit and agree to file the letters from independent public accountants stating that the merger transaction qualifies as a pooling of interests transaction under generally accepted accounting principles as required by Section 8.1(e) of the Merger Agreement.


9. The Applicants and Staff agree that the question of the determination of market power in a competitive retail electric market is reserved and may be considered in any docket considering transition to competition issues.


     Based upon the foregoing, the Staff and Applicants jointly pray that an Order of this Commission be entered approving the proposed merger subject to the findings and orders regarding the proposed regulatory plan and related issues emanating from the November 10, 1998 hearing; and further subject to the merger qualifying as a pooling of interest transaction under generally accepted accounting principles and applicable Securities and Exchange Commission regulations, and qualifying as a tax free corporate reorganization under Internal Revenue Code 368.

Agreed to this 10 day of July, 1998.

           /s/ Illegible
          ------------------------------------------------------
          Counsel for American Electric Power Company, Inc.

          /s/ Illegible
          ------------------------------------------------------
          Counsel for Central and South West Corporation and
          Southwestern Electric Power Company

          /s/ Susan E. D'Auteuil
          ------------------------------------------------------
          Counsel for the General Staff of the Arkansas
          Public Service Commission

                                   BEFORE THE
                       ARKANSAS PUBLIC SERVICE COMMISSION


IN THE MATTER OF THE JOINT APPLICATION OF   )
AMERICAN ELECTRIC POWER COMPANY, INC.,      )
SOUTHWESTERN ELECTRIC POWER COMPANY,        )   DOCKET NO. 98-172-U
AND CENTRAL AND SOUTHWEST                   )
CORPORATION FOR APPROVAL OF MERGER          )



                             CERTIFICATE OF SERVICE


     I, Susan E. D'Auteuil, do hereby certify that a copy of the foregoing has been served on all parties of record this 10th day of July, 1998.


                                            /s/ Susan E. D'Auteuil
                                            ----------------------------------
                                            Susan E. D'Auteuil

                       ARKANSAS PUBLIC SERVICE COMMISSION

IN THE MATTER OF THE JOINT APPLICATION OF )            DOCKET NO. 98-172-U
AMERICAN ELECTRIC POWER COMPANY, INC.,    )            ORDER NO. 6
SOUTHWESTERN ELECTRIC POWER COMPANY,      )
AND CENTRAL AND SOUTH WEST                )
CORPORATION FOR APPROVAL OF MERGER        )

                                  ERRATA ORDER

     Order No. 5, entered in the above-styled Docket on August 13, 1998, is corrected nunc pro tunc as follows:

     1. The first sentence of the first full paragraph on page 2 of said order is corrected to read as follows: "The service area of AEP's domestic subsidiaries covers portions of the states of Indiana, Kentucky, Michigan, Ohio, Tennessee, Virginia and West Virginia."

     2. The last sentence of the first full paragraph on page 8 of said order is corrected to read as follows: "The Commission's approval of the merger is expressly conditioned on the Applicants granting to this Commission the Ohio Power wavier as described herein."

     BY ORDER OF THE COMMISSION.

     Entered nunc pro tunc this 19th day of August, 1998.

                                     /s/ Lavenski R. Smith
                                     ---------------------------------
                                     Lavenski R. Smith, Chairman


                                     /s/ Sam I. Bratton, Jr.
                                     ---------------------------------
                                     Sam I. Bratton, Jr., Commissioner


                                     /s/ Julius D. Kearney
                                     ---------------------------------
                                     Julius D. Kearney, Commissioner


/s/ Jan Sanders
---------------------------
Jan Sanders
Secretary of the Commission